UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act Of 1934
(Amendment No. 1)

Solitron Devices Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

834256208
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

EXPLANATORY NOTE

On February 14, 2020, a Schedule 13G filing was filed by Alex Bossert. Please see below for information about this filing:

FILER CIK: 0001799613
FILER: Bossert Alex
FILE NUMBER: 1. 005-08686
ACCESSION NUMBER: 0001799613-20-000002

This Schedule 13G filing was made under the incorrect CIK number. The filing should have been made under the CIK number that was registered under Bossert Capital LLC, the registered investment adviser firm Mr. Bossert manages. The ownership information reflected on the original Schedule 13G filing made on February 14, 2020 was therefore incorrect and should be attributed to Bossert Capital LLC. A second Schedule 13G filing was made under the correct CIK number registered under Bossert Capital LLC (CIK: 0001803874). Please see below for the amended ownership information of Alex Bossert, the individual.

13G/A

CUSIP NO. 834256208
1 NAME OF REPORTING PERSON
Alex Bossert

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 5 SOLE VOTING POWER

2,201
 6 SHARED VOTING POWER

0
 7 SOLE DISPOSITIVE POWER

2,201
 8 SHARED DISPOSITIVE POWER

0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,201

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.001%

12 TYPE OF REPORTING PERSON

IN

Item 1(a) Name of Issuer:
Solitron Devices, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
3301 Electronics Way
West Palm Beach, FL 33407
561.848.4311

Item 2(a) Name of Person Filing:
Alex Bossert

Item 2(b) Address of Principal Office:
729 N Washington Ave, Suite 600, Minneapolis, MN, 55401

Item 2(c) Citizenship:
Minnesota

Item 2(d) Title of Class of Securities:
Common

Item 2(e) CUSIP Number:
834256208

Item 3 The person filing is a:
Registered investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4 Ownership:
See items 5-11 of the cover page. Information as of December 31, 2019.

Item 5 Ownership of Five Percent or Less of a Class:
Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable

Item 8 Identification and Classification of Members of the Group:
Not applicable

Item 9 Notice of Dissolution of Group:
Not applicable

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2020

By: /s/ Alex J. Bossert___________
       Alex J. Bossert